SUN LIFE INSURANCE AND ANNUITY COMPANY

OF NEW YORK

Futurity Protector II, a Flexible Premium Variable Universal Life Insurance Policy

INSURED - JOHN DOE

Policy Number - VL0000001

We, Sun Life Insurance and Annuity Company of New York, a member of the Sun Life Financial group of companies, agree, subject to the conditions and provisions of the Policy, to pay the Beneficiary such amounts as are due and payable upon receipt of Due Proof of the Insured's death. Until that time, We agree to provide You, as Owner, the other rights and benefits of the Policy. These rights and benefits are subject to the provisions on the pages which follow. The Policy is a legal contract between You and Us.

Signed at Wellesley Hills, Massachusetts, on the Issue Date. Robert C. Salipante, President Ellen B. King, Secretary

To the extent any benefit, payment, value or duration of coverage under the Policy (including the Account Value and the death benefit) is based on the investment experience of the Variable Account, such benefit, payment, value or duration may increase or decrease in accordance with the investment experience of the Variable Account and is not guaranteed as to fixed dollar amount or length of duration.

Upon receipt of Due Proof, the Policy Proceeds are payable at the death of the Insured and while the Policy is in force. Please see Section 8.

The Policy does not participate in dividends.

Flexible Premiums are payable for the Policy.

RIGHT TO RETURN POLICY.

Please read the Policy carefully. If You are not satisfied with it, You may return it by delivering or mailing it to Us at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or to the sales representative through whom You purchased the Policy within 10 days from the date of receipt (the "Right to Return Policy Period"). The Policy will then be deemed void as though it had never been applied for.

You will receive a refund equal to the Premium payments made.

DBVUL-2001 Page 1NY

TABLE OF CONTENTS

1. POLICY SPECIFICATIONS Page 3

2. TABLE OF GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE

RATES PER $1,000 OF NET AMOUNT AT RISK Page 4

3. DEFINITIONS Page 5

4. GENERAL PROVISIONS Page 8

5. RIGHTS OF OWNERS AND BENEFICIARIES Page 10

6. THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT Page 11

7. PREMIUMS Page 13

8. DEATH BENEFIT Page 14

9. ACCOUNT VALUE Page 15

10. POLICY BENEFITS Page 19

RIDERS AND ENDORSEMENTS

APPLICATION

DBVUL-2001 Page 2

1. POLICY SPECIFICATIONS

Insured John Doe

Policy Number VL0000001

Issue Age, Sex 35, Male

Class Non Tobacco Preferred

Specified Face Amount $250,000

Minimum Specified Face Amount $100,000

Supplemental Insurance Amount (SIA) Not Applicable

SIA Termination Date Not Applicable

Initial Premium (minimum amount required to

begin coverage) $ 143

Planned Periodic Premium $ 1,500

Billing Period Annual

Issue Date January 1, 2003

Policy Date January 1, 2003

No-Lapse Guarantee Period 240 months

SIA No-Lapse Guarantee Period Not Applicable

Minimum Monthly Premium $ 72

Currency United States Dollars

Owner John Doe

Beneficiary As stated in the Application unless

subsequently changed

Death Benefit Option Option A: Level

Note: The planned periodic Premium shown above may be insufficient to continue coverage. The period for which the Policy will remain in force depends on the amount and timing of Premiums paid, deductions for benefits and riders, changes in the Specified Face Amount or in any Supplemental Insurance Amount, death benefit option, Sub-Account performance, Policy loans, Partial Withdrawals and fees. Based on payment of the Minimum Monthly Premium, an additional lump sum payment may be required to keep the Policy in force at the end of the No-Lapse Guarantee Period. You may contact Us for additional information. We reserve the right to change the credited interest rate and the amount of the cost of insurance or other expense charges deducted under the Policy, which may require more Premium to be paid than was illustrated or the cash values may be less than those illustrated.

DBVUL-2001 Page 3NY

1. POLICY SPECIFICATIONS (continued)

John Doe VL0000001

Expense Charge Applied to Premium

Guaranteed Maximum Charge 7.25%

Monthly Expense Charge in All Months $ 8.00 in all Policy Months plus

.06 per $1000 of Specified Face Amount in Policy Months 1-120 plus

.06 per $1000 of Supplemental Insurance Amount in Policy Months 1-120

Mortality and Expense Risk Charge

Percentage for Policy Years 1-10 .60% (annual rate)

.0500% (monthly rate)

Percentage for Policy Year 11 and thereafter .10% (annual rate)

.0083% (monthly rate)

Policy Loan Interest Rate 4.00% (annual rate) during Policy Years 1-15

3.50% (annual rate) in Policy Years 16 and after

Interest Rate Applicable to the Fixed Account 3.00% (annual rate)

Supplemental Benefits and Charges

DBVUL-2001 Page 3aNY

1. POLICY SPECIFICATIONS (continued)

John Doe VL0000001

Surrender Charge on the Specified Face Amount on the Policy Date

Policy Year	Surrender Charge
1	1,750
2	1,750
3	1,750
4	1,575
5	1,400
6	1,225
7	1,050
8	875
9	700
10 11 12 13 and after	525 350 175 0

DBVUL-2001 Page 3b

1. POLICY SPECIFICATIONS (continued)

John Doe VL0000001

Table of Death Benefit Percentages

Applicable Applicable

Age Percentage Age Percentage

20 250% 60 130%

21 250% 61 128%

22 250% 62 126%

23 250% 63 124%

24 250% 64 122%

25 250% 65 120%

26 250% 66 119%

27 250% 67 118%

28 250% 68 117%

29 250% 69 116%

30 250% 70 115%

31 250% 71 113%

32 250% 72 111%

33 250% 73 109%

34 250% 74 107%

35 250% 75 105%

36 250% 76 105%

37 250% 77 105%

38 250% 78 105%

39 250% 79 105%

40 250% 80 105%

41 243% 81 105%

42 236% 82 105%

43 229% 83 105%

44 222% 84 105%

45 215% 85 105%

46 209% 86 105%

47 203% 87 105%

48 197% 88 105%

49 191% 89 105%

50 185% 90 105%

51 178% 91 104%

52 171% 92 103%

53 164% 93 102%

54 157% 94 101%

55 150% 95 and after 100%

56 146%

57 142%

58 138%

59 134%

DBVUL-2001 Page 3c

2. TABLE OF GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE

RATES PER $1,000 OF NET AMOUNT AT RISK

John Doe VL0000001

Policy Year	Monthly Rate	Policy Year	Monthly Rate

1	$0.14085	34	$2.38065
2	0.14752	35	2.62186
3	0.15669	36	2.89419
4	0.16669	37	3.25305
5	0.17837	38	3.55929
6	0.19087	39	3.96902
7	0.20588	40	4.42953
8	0.22088	41	4.92413
9	0.23839	42	5.45122
10	0.25590	43	6.00585
11	0.27674	44	6.58221
12	0.29926	45	7.19473
13	0.32344	46	7.86724
14	0.34929	47	8.61695
15	0.37848	48	9.46542
16	0.40933	49	10.42336
17	0.44603	50	11.47263
18	0.48857	51	12.58987
19	0.53612	52	13.75325
20	0.59118	53	14.95279
21	0.65209	54	16.16464
22	0.71968	55	17.40526
23	0.79146	56	18.69215
24	0.86909	57	20.04733
25	0.95675	58	21.51567
26	1.05444	59	23.16008
27	1.16302	60	25.25984
28	1.28665	61	28.27411
29	1.42787	62	33.10677
30	1.58752	63	41.68475
31	1.76394	64	58.01259
32	1.95381	65	83.33333
33	2.15965

DBVUL-2001 Page 4

3. DEFINITIONS

Account Value: The sum of the amounts in the Sub-Accounts.

Anniversary: The same day in each succeeding year as the day of the year corresponding to the Policy Date shown in Section 1.

Application: Your Application for the Policy, a copy of which is attached hereto and incorporated herein.

Attained Age: The Insured's Issue Age plus the number of completed Policy Years.

Beneficiary: The person or entity entitled to receive the Policy Proceeds as they become due at the Insured's death.

Cash Value: The Account Value less any Surrender Charges.

Cash Surrender Value: The Cash Value decreased by the balance of any outstanding Policy Debt.

Class: The risk and underwriting classification of the Insured, as specified in Section 1.

Company: Sun Life Insurance and Annuity Company of New York.

Due Proof: Such evidence as We may reasonably require in order to establish that Policy Proceeds or any other benefits are due and payable.

Effective Date of Coverage: Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount or in any Supplemental Insurance Amount, the Anniversary that falls on or next follows the date We approve the supplemental application for such increase; with respect to any decrease in the Specified Face Amount or in any Supplemental Insurance Amount, the Monthly Anniversary Day that falls on or next follows the date We receive Your request.

Expense Charge Applied to Premium: An amount deducted from Premium, with the guaranteed maximum Charge shown in Section 1.

Fixed Account: The portion of the Account Value funded by assets invested in the General Account.

Fund: A mutual fund in which a Variable Sub-Account invests.

General Account: The assets held by Us, other than those allocated to the Sub-Accounts of the Variable Account or any other separate account of the Company.

Initial Premium: The Premium amount specified as such in Section 1.

Insured: The person on whose life the Policy is issued.

Investment Start Date: The date the first Premium is applied, which will be the later of the Issue Date, the Policy Date, or the Valuation Date We receive a Premium equal to or in excess of the Initial Premium.

Issue Age: The Insured's age as of the Insured's birthday nearest the Policy Date shown in Section 1.

Issue Date: The date We produce this Policy from Our systems. The Issue Date is specified in Section 1.

Minimum Monthly Premium: The Premium amount specified as such in Section 1.

Monthly Anniversary Day: The same day in each succeeding month as the day of the month corresponding to the Policy Date shown in Section 1.

Monthly Cost of Insurance: An amount deducted from the Account Value on a monthly basis for the insurance coverage provided by the Policy, as specified in Section 9.

DBVUL-2001 Page 5NY

Monthly Deductions: The total of the Monthly Cost of Insurance , Monthly Mortality and Expense Risk Charge, and Monthly Expense charge.

Monthly Expense Charge: An amount deducted from the Account Value on a monthly basis for administration and other expenses, as specified in Section 1.

Monthly Mortality and Expense Risk Charge: The amount deducted from the Account Value in the Sub-Accounts for the Mortality and Expense Risk Charge, with the rate as specified in Section 1.

Net Premium: A Premium less the Expense Charge Applied to Premium.

No-Lapse Guarantee Period: The period during which the Policy will not terminate without value as long as it satisfies the minimum premium test described in Section 9. The No-Lapse Guarantee Period begins on the Policy Date and extends for the period shown in Section 1.

Our Principal Office: Sun Life Insurance and Annuity Company of New York, One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as We may hereafter specify to You by written notice.

Owner: The person, persons or entity entitled to the ownership rights stated in the Policy.

Partial Withdrawal: A withdrawal of a portion of the Account Value as described in Section 10.

Policy: This life insurance contract, including the Application, any supplemental applications, any riders, and any endorsements attached hereto.

Policy Date: The date specified as such in Section 1.

Policy Debt: The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month: A one-month period commencing on the Policy Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Proceeds: The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured. This amount is the death benefit as described in Section 8, decreased by the amount of any outstanding Policy Debt and increased by any amounts payable under any supplemental benefits.

Policy Year: A one-year period commencing on the Policy Date or any Anniversary and ending on the next Anniversary.

Premium: An amount paid to Us by the Owner or on the Owner's behalf as consideration for the benefits provided by the Policy.

Processing Date: The first Valuation Date on or next following a Monthly Anniversary Day.

Specified Face Amount: The amount of life insurance coverage, with the initial requested amount specified in Section 1.

Sub-Accounts: Sub-Accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You, and the Fixed Account.

Supplemental Insurance Amount: The amount of supplemental life insurance coverage, with the initial requested amount specified in Section 1.

Unit: A unit of measurement that We use to calculate the value of each Variable Sub-Account.

Unit Value: The value of each Unit of assets in a Variable Sub-Account.

DBVUL-2001 Page 6NY

Valuation Date: Any day on which the New York Stock Exchange, We, and the relevant Fund are open for business. A Valuation Date will also include any day that may be required by any applicable Securities and Exchange Commission rule and/or regulation.

Valuation Period: The period of time from one determination of Unit Values to the next, subsequent determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

Variable Account: Sun Life Insurance and Annuity Company of New York Variable Account D, a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the General Account of the Company.

Variable Sub-Accounts: All Sub-Accounts except the Fixed Account.

We, Our, and Us: We, Our, and Us refer to Sun Life Insurance and Annuity Company of New York.

You and Your: You and Your refer to the Owner of the Policy.

DBVUL-2001 Page 7NY

4. GENERAL PROVISIONS

Entire Contract

Your entire contract with Us consists of the Policy, including the Application, any supplemental applications, any riders, and any endorsements attached hereto. All statements made in the Application or in a supplemental application are representations and not warranties. We relied and will rely on these statements when approving the issuance, increase in Specified Face Amount or Supplemental Insurance Amount, increase in Death Benefit over Premium paid, reinstatement, or change in death benefit option of the Policy. No statement can be used by Us in defense of a claim unless the statement was made in the Application or in a supplemental application and was a material misrepresentation.

Alteration

Sales representatives do not have the authority either to alter or to modify the Policy or to waive any of its provisions. The only persons with this authority are Our president, actuary, secretary, or one of Our vice presidents.

Modification

Upon notice to You, We may modify the Policy if such modification (1) is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; or (2) is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy; or (3) is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or (4) adds, deletes, or otherwise changes Sub-Accounts. We also reserve the right to modify certain provisions of the Policy as stated in those provisions. We may make appropriate amendment to the Policy to reflect any such modification.

Assignments

During the lifetime of the Insured, You may assign all or some of Your rights under the Policy. All Assignments must be filed at Our Principal Office and must be in written form satisfactory to Us. The Assignment will then be effective as of the date You signed the form, subject to any action taken before We acknowledge receipt. We are not responsible for the validity or legal effect of any Assignment.

Nonparticipating

The Policy does not pay dividends.

Misstatement of Age or Sex

If the age or sex of the Insured is stated incorrectly, the amounts payable by Us will be adjusted as follows:

Misstatement discovered at death: The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance Rate for the correct age or sex.

Misstatement discovered prior to death: The Account Value will be recalculated from the Policy Date using the Monthly Cost of Insurance Rates based on the correct age or sex.

Suicide

If the Insured commits suicide within two years after the Issue Date, We will not pay any part of the Policy Proceeds. We will refund to You the Premiums paid, less the amount of any Policy Debt and any Partial Withdrawals.

If the Insured commits suicide within two years after the Effective Date of Coverage of an increase in the Specified Face Amount or the Supplemental Insurance Amount, then Our liability as to that increase will be the cost of insurance for that increase.

DBVUL-2001 Page 8NY

Incontestability

After the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, We cannot contest it except for non-payment of Premiums in accordance with the Insufficient Value provision of Section 9. However, any increase or change which is effective after the Issue Date will be incontestable only after such increase or change has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase or change. Further, any reinstatement will be incontestable after the reinstated policy has been in force during the lifetime of the Insured for two years from the effective date of reinstatement. Contestability of a reinstated policy will be based only on material misrepresentations made in the application for reinstatement.

Report to Owner

We will send You a report at least once each Policy Year. The report will show current Policy values, Premiums paid, and deductions made since the last report and any other information required by the insurance regulatory official of the jurisdiction in which the Policy was delivered. It will also show the balance of any outstanding Policy Debt. There is no charge for this report.

Important Notice About the Policy After Age 100

The Policy may not qualify as life insurance after the Insured attains age 100 and may therefore be subject to adverse tax consequences. Please consult a tax advisor before deciding to continue the Policy after the Insured's age 100.

Claims of Creditors

The Policy Proceeds will be exempt from the claims of creditors to the extent permitted by the laws of the jurisdiction in which the Policy was delivered.

DBVUL-2001 Page 9NY

5. RIGHTS OF OWNERS AND BENEFICIARIES

Rights of Owner

While the Insured is alive, unless You have assigned any of these rights, You may:

transfer ownership to a new Owner;

name a contingent Owner who will automatically become the Owner of the Policy if You die before the Insured;

change or revoke a contingent Owner;

change or revoke a Beneficiary, except that the designation of an irrevocable Beneficiary may not be changed or revoked without that Beneficiary's consent;

exercise all other rights in the Policy.

When You transfer Your rights to a new Owner, You automatically revoke any prior contingent Owner designation. When You want to change or revoke a prior Beneficiary designation, You have to specify that action.

Procedure

You do not need the consent of a Beneficiary or a contingent Owner in order to exercise any of Your rights. However, You must give Us written notice satisfactory to Us of the requested action. Your request will then, unless You specify otherwise, be effective as of the date You signed the form, subject to any action taken before We acknowledge receipt.

Rights of Beneficiary

The Beneficiary has no rights in the Policy until the death of the Insured. If a Beneficiary is alive at that time, the Beneficiary will be entitled to payment of the Policy Proceeds as they become due.

If the Insured and the Beneficiary die simultaneously so that it can not be determined which died first, payment of the Policy Proceeds will be made as if the Beneficiary predeceased the Insured, unless You provide otherwise.

DBVUL-2001 Page 10NY

6. THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

The assets of the Variable Account shall be kept separate from Our other assets. We have the right to transfer to the General Account any assets of the Variable Account which are in excess of the reserves and other Policy liabilities of the Variable Account. The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account shall be credited to or charged against the Variable Account without regard to any other income, gains or losses. The portion of the assets of the Variable Account equal to the reserves and other Policy liabilities with respect to the Variable Account will not be chargeable with liabilities arising out of any other business the Company may conduct. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by Us, all obligations arising under the Policy, including the agreement to make all benefit payments, are Our general corporate obligations.

At Our election, the Variable Account may be operated as a unit investment trust or a management company under the Investment Company Act of 1940. It may be registered under the Investment Company Act of 1940 or de-registered in the event registration is no longer required. In the event of any change in the operation of the Variable Account pursuant to this provision, We may make appropriate amendment to the Policy to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Fixed Account

The Fixed Account represents the portion of the Account Value funded by assets invested in the General Account. The guaranteed effective annual interest rate applicable to the Fixed Account is 3%. Interest in excess of the guaranteed rate may be applied to the amount in the Fixed Account at such increased rates and in such manner as We may determine, based on Our expectations of future interest, mortality costs, persistency, expenses, and taxes. Interest credited will be computed on a compound interest basis.

Variable Sub-Accounts

The assets of the Variable Account are divided into Variable Sub-Accounts. Each Variable Sub-Account invests exclusively in a different investment Fund. Income, gains and losses, whether or not realized, from the assets of each Variable Sub-Account are credited or charged against that Variable Sub-Account without regard to income, gains, or losses in other Variable Sub-Accounts of the Variable Account. All amounts allocated to the Variable Account will be used to purchase shares of one or more of the Funds, as You designate. Deductions and withdrawals from the Variable Sub-Accounts will, in effect, be made by redeeming the number of Fund shares at net Unit Value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times. The assets of the Variable Account are valued at least as often as any Policy benefits vary, but at least monthly.

Addition, Deletion, or Substitution of Variable Sub-Accounts

We may decide to add Variable Sub-Accounts at any time. Also, shares of any or all of the Funds may not always be available for purchase by the Variable Sub-Accounts of the Variable Account, or We may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that, to the extent necessary, these substitutions have been approved by the Securities and Exchange Commission. The investment policies of the Variable Sub-Accounts will not be changed without the approval of the Superintendent of Insurance of the State of New York. We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts.

DBVUL-2001 Page 11NY

Transfers Between Variable Sub-Accounts

Subject to Our rules as they may exist from time to time and to any limits that may be imposed by the Funds, You may, at any time after the expiration of the number of days in the Right to Return Policy Period, as measured from the Issue Date, plus five days, transfer to another Variable Sub-Account all or a portion of the Account Value allocated to a Variable Sub-Account. We will make transfers pursuant to an authorized request to Us. While We do not anticipate imposing any charges for transfers within the Variable Sub-Accounts, We reserve the right to impose such a charge, not to exceed $15 per transfer if more than 12 transfers occur in one Policy Year.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Variable Sub-Account's value from which the transfer will be made. If You request a transfer based on a specified percentage of the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Variable Sub-Account's value at the time the request is received. We reserve the right to limit the number of Variable Sub-Accounts to which You may allocate Your Account Value to not more than 20 Variable Sub-Accounts.

Transfer privileges are subject to Our consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Variable Sub-Account following a transfer from that Variable Sub-Account.

Transfers To and From the Fixed Account

One transfer from the Fixed Account to the Variable Sub-Accounts is permitted in any Policy Year. We reserve the right to restrict the amount transferred to the Variable Sub-Accounts from the Fixed Account to the greater of 25% of that portion of the Account Value attributable to the Fixed Account as of the end of the previous Policy Year and $5000.

We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts, except that:

(1) Once during each Policy Year You may transfer to the Fixed Account 100% of the portion of the Account Value attributable to the Variable Sub-Accounts at the time Your request is received. You may apply the Cash Surrender Value to purchase a guaranteed fixed paid-up benefit based on the mortality table stated in the Basis of Computation provision in Section 9 and the minimum Fixed Account interest rate stated in Section 1.. No charge will be made for this transfer.

(2) During the first 24 months the Policy is in force, You may transfer to the Fixed Account 100% of the portion of the Account Value attributable to the Variable Sub-Accounts at the time Your request is received. No charge will be made for this transfer.

(3) If You object to a material change in the investment policy of the Variable Sub-Accounts or to a proposed material change which later becomes effective, You will have the option of transferring the entire Account Value in the Sub-Accounts to the Fixed Account. This option may be exercised without providing us evidence of the Insured's insurability but, if exercised, must be exercised within 60 days after the effective date of the material change.

Dollar Cost Averaging

You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us. Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Sub-Accounts chosen by you, up to a maximum of twelve. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations. Since the same dollar amount is transferred to other available Sub-Accounts at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, a lower average cost per Unit may be achieved over the long-term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

DBVUL-2001 Page 12NY

7. PREMIUMS

All Premium payments are payable to Us. The Initial Premium is due and payable as of the Issue Date of the Policy. Subsequent Premiums may be paid to Us subject to the limitations described below. All Premiums are to be paid to Us at Our Principal Office.

Premium

No Premium payment may be less than $50 without Our consent, although We will accept any Premium payment if it is necessary to keep the Policy in force. We reserve the right not to accept a Premium payment that causes the Death Benefit to increase by an amount that exceeds the Premium received. Evidence of insurability satisfactory to Us will be required before We accept such a Premium.

We will not accept Premium payments that would, in Our opinion, cause the Policy to fail to qualify as life insurance under applicable tax law. If a Premium payment is made in excess of these limits, We will accept only that portion of the Premium within those limits and will refund the remainder to You. We will also not accept any Premium payments made after the Anniversary on which the Insured is Attained Age 100.

Net Premiums

The Net Premium is the amount paid as the Premium less the Expense Charge Applied to Premium. The Expense Charge Applied to Premium will be determined by Us from time to time based on Our expectations of future expenses and taxes. However, the Expense Charge Applied to Premium will not be greater than the guaranteed maximum shown for this Charge in Section 1.

Allocation of Net Premium

Except as otherwise provided herein, Net Premium will be allocated to the Sub-Accounts in accordance with the allocation percentages specified by You. Your initial allocation percentages are shown in the application. The minimum allocation for any Sub-Account to which You choose to allocate Account Value is 1% of Net Premium and percentages must be in whole numbers. If the Policy is in a grace period, the Net Premiums will first be applied to reduce any overdue Monthly Deductions.

For the number of days in the Right to Return Policy Period, as measured from the Issue Date, plus five days, Net Premium will be allocated to the General Account. You may change the allocation percentages at any time pursuant to an authorized request to Our Principal Office. An allocation change will be effective as of the date We receive the request for that change.

Planned Periodic Premiums

While You are not required to make subsequent Premium payments according to a fixed schedule, You may select a planned periodic Premium schedule and corresponding billing period, subject to Our limits. We will send You reminder notices for the planned periodic Premium at each billing period as specified in Section 1 unless reminder notices have been suspended as described below. However, You are not required to pay the planned periodic Premium; You may increase or decrease the planned periodic Premium subject to Our limits, and You may skip a planned payment or make unscheduled payments. You may change Your planned payment schedule or the billing period, subject to Our approval. Depending on the investment performance of the Sub-Accounts You select, the planned periodic Premium may not be sufficient to keep the Policy in force, and You may need to change Your planned payment schedule or make additional payments in order to prevent termination of the Policy. We will suspend reminder notices at Your written request, and We reserve the right to suspend reminder notices if Premiums are not being paid (except for notices in connection with the grace period). We will notify You prior to suspending reminder notices.

DBVUL-2001 Page 13NY

8. DEATH BENEFIT

Death Benefit and Death Benefit Option

The death benefit depends upon the death benefit option in effect at that time. The death benefit option in effect on the Issue Date is specified in Section 1. The two options are:

Option A - Level. The death benefit is the greater of: 1) the Specified Face Amount plus the Supplemental Insurance Amount (SIA); or 2) the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

Option B - Increasing. The death benefit is the greater of: 1) the Specified Face Amount plus the SIA plus the Account Value; or 2) the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

The death benefit will be determined based on the Account Value on the date of death. The actual Policy Proceeds payable on the death of the Insured will be the death benefit described above, decreased by the amount of any outstanding Policy Debt and increased by any amounts payable under any supplemental benefits. Under certain circumstances, the Policy Proceeds may be adjusted (see "Incontestability", "Misstatement of Age or Sex", and "Suicide" in Section 4 and "Grace Period" in Section 9).

The SIA is shown in Section 1. The SIA will terminate at the earliest of the following dates:
  The scheduled termination of the SIA;
  The receipt of your written request for termination;
  The Cash Surrender Value is equal to or less than zero unless the Policy meets the minimum premium test during the no-lapse guarantee period of the SIA;
  The termination of the Policy;
  The Policy Anniversary on which the Insured is Attained Age 100.

Changes in Specified Face Amount and SIA

After the end of the first Policy Year, You may increase the Specified Face Amount or the SIA or change the death benefit option. After the end of the first Policy Year, You may decrease the SIA. After the end of the fourth Policy Year, You may decrease the Specified Face Amount. You must send Your request for a change to Our Principal Office in writing. Each such change will be effective on the Effective Date of Coverage for the change.

Decreases in Specified Face Amount and SIA

A surrender charge may apply to a decrease in Specified Face Amount. Please see the Surrender Charge on Decrease in Specified Face Amount provision in Section 10. The Specified Face Amount may not be decreased to less than the Minimum Specified Face Amount specified in Section 1. Decreases will be applied to any SIA before being applied to the Specified Face Amount and its increases. A decrease in Specified Face Amount/SIA will be applied to the initial Specified Face Amount/SIA and to each increase in Specified Face Amount/SIA in the following order:
  first, to the most recent increase;
  second, to the next most recent increases, in reverse chronological order; and
  finally, to the initial Specified Face Amount.

Increases in Specified Face Amount and SIA

An increase in the Specified Face Amount or SIA is subject to Our underwriting rules in effect at the time of the increase. You will be required to submit evidence of the Insured's insurability satisfactory to Us. We will not accept a request for an increase if the age of the Insured is greater than 80 at the next Anniversary following the request.

Changes in the Death Benefit Option

You may request a change in the death benefit option. Requests for a change must be made in writing to Us. The effective date of the change will be the Anniversary on or next following the date We receive Your request.

DBVUL-2001 Page 14NY

If the death benefit option change is from option A to option B, the Specified Face Amount or the SIA will be reduced by the Account Value. A decrease in Specified Face Amount/SIA will be applied to the initial Specified Face Amount/SIA and to each increase in Specified Face Amount/SIA in the following order: 1) first, to the most recent increase; 2) second, to the next most recent increases, in reverse chronological order; and 3) finally, to the initial SIA and then to the initial Specified Face Amount.

The Specified Face Amount after a reduction may not be less than the Minimum Specified Face Amount shown in Section 1. If the death benefit option change is from option B to option A, an increase equal to the amount of the Account Value will be applied to: 1) the most recent increase in Specified Face Amount/SIA that is currently in force, if any: or 2) the initial SIA if it is currently in force; or 3) the initial specified Face Amount. In any case, the amount of the death benefit at the time of change will not be altered, but the change in death benefit option will affect the determination of the death benefit from that point on.

9. ACCOUNT VALUE

Account Value

The Account Value is the sum of the amounts in each Sub-Account. The Account Value varies depending upon the Premiums paid, Expense Charge Applied to Premium, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance, Partial Withdrawals, fees, Policy Debt, and the Net Investment Factor.

Variable Account Value

We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values. On any given date, the amount You have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Variable Sub-Account. Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account. Units are redeemed when You make Partial Withdrawals, undertake Policy loans, transfer amounts from a Variable Sub-Account, and for the deductions of the Monthly Expense Charge, Monthly Mortality and Expense Risk Charge, fees, and the Monthly Costs of Insurance. The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account. The Unit Value for each Variable Sub-Account for the first Valuation Date of the Variable Sub-Account will equal the Unit Value of that Variable Sub-Account under Variable Account I of Sun Life Assurance Company of Canada (U.S.) on October 27, 2003 or such subsequent date as approved by the Superintendent of Insurance of the State of New York. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the Net Investment Factor (determined as provided below). The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.

Transactions are processed on the date We receive a Premium at Our Principal Office or any acceptable request is received at Our Principal Office. If Your Premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next subsequent Valuation Date.

Account Value in the Sub-Accounts

The Account Value attributable to each Sub-Account on the Investment Start Date equals:
  that portion of Net Premium received and allocated to the Sub-Account, less that portion of the Monthly Expense Charges due on the Policy Date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Sub-Account, less that portion of the Monthly Cost of Insurance deductions due from the Policy Date through the Investment Start Date charged to the Sub-Account, less that portion of the Mortality and Expense Risk Charge due from the Policy Date through the Investment Start Date charged to the Sub-Account.

DBVUL-2001 Page 15NY

The Account Value attributable to each Sub-Account on subsequent Valuation Dates is equal to:
  the Account Value attributable to the Variable Sub-Account on the preceding Valuation Date, multiplied by that Sub-Account's Net Investment Factor, plus the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus that portion of Net Premium received and allocated to the Sub-Account during the current Valuation Period, plus any amounts transferred by You to the Sub-Account from another Sub-Account during the current Valuation Period, less any amounts transferred by You from the Sub-Account to another Sub-Account during the current Valuation Period, less that portion of any Partial Withdrawals deducted from the Sub-Account during the current Valuation Period, plus any amounts transferred among the Sub-Accounts for a Policy loan, less that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to the Sub-Account during the current Valuation Period, less if a Processing Date, that portion of the Monthly Deductions charged to the Sub-Account for the Policy Month.

Net Investment Factor

The Net Investment Factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where:
  is the net result of:
    the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus a per share credit or charge with respect to any taxes reserved for by Us, or paid by Us if not previously reserved for, during the Valuation Period which is determined by Us to be attributable to the operation of the Variable Sub-Account; and
  is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The Net Investment Factor may be greater or less than one.

Monthly Deductions

There will be no Monthly Deductions on and after the Anniversary on which the Insured is Attained Age 100.

Mortality and Expense Risk Charge

The Mortality and Expense Risk Charge is a percentage of the Account Value attributable to the Variable Sub-Accounts at the beginning of a Valuation Date including any Premium payments to be allocated to the Variable Sub-Accounts which are received on such Valuation Date. The percentage is shown in Section 1. The Charge is imposed monthly and, unless You direct otherwise, is deducted proportionally from the amounts in the Variable Sub-Accounts and the amount of the Fixed Account in excess of the Policy Debt.

Monthly Expense Charge

The Monthly Expense Charge is shown in Section 1. Unless You direct otherwise, the Monthly Expense Charge deduction will be charged proportionally to the amounts in the Variable Sub-Accounts and the amount of the Fixed Account in excess of the Policy Debt.

DBVUL-2001 Page 16NY

Monthly Cost of Insurance

We deduct a Monthly Cost of Insurance from the Account Value to cover anticipated costs of providing insurance coverage. Unless you direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Variable Sub-Accounts and the amount of the Fixed Account in excess of the Policy Debt.

The Monthly Cost of Insurance equals the sum of (1), (2), and (3) where is the cost of insurance equal to the Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;
  is the monthly rider cost (as described in the riders) for any riders which are a part of the Policy; and
  is the Flat Extra specified in Section 1, if applicable, multiplied by the net amount at risk divided by 1,000.

The net amount at risk equals:
  the death benefit divided by 1.00247; less
  the Account Value on the Valuation Date prior to assessing the Monthly Expense Charge, the Monthly Mortality and Expense Risk Charge, and the Monthly Cost of Insurance deduction.

The cost of insurance deductions described above are determined separately for the initial Specified Face Amount and the SIA and each increase in the Specified Face Amount or the SIA. In calculating the net amount at risk, the Account Value will first be allocated to the initial Specified Face Amount and then to the SIA and then to each increase in the Specified Face Amount or SIA in the order in which the increases were made.

Monthly Cost of Insurance Rates

The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount or the SIA) are based on the length of time the Policy has been in force and the Insured's sex, Issue Age, Class, and table rating, if any. The Monthly Cost of Insurance rates will be determined by Us from time to time based on Our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses, and taxes. However, the Monthly Cost of Insurance rates for the Specified Face Amount and the SIA will not be greater than those shown in Section 2.

The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount or the SIA are based on the length of time the increase has been in force and the Insured's sex, Issue Age, Class, and table rating, if any. The Monthly Cost of Insurance rates will be determined by Us from time to time based on Our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses, and taxes. However, the Monthly Cost of Insurance rates for the Specified Face Amount and the SIA will not be greater than the maximum cost of insurance rates provided by Us in Section 2 for each increase.

Basis of Computation

Guaranteed maximum Monthly Cost of Insurance rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table. The guaranteed maximum Monthly Cost of Insurance rates reflect any additional charges due to underwriting classification, as shown in Section 1. We have filed a detailed statement of Our methods for computing Cash Values with the insurance department in the jurisdiction where the Policy is delivered. These values are equal to or exceed the minimum required by law.

Insufficient Value

If, on a Processing Date, the Cash Surrender Value is equal to or less than zero, then the Policy will terminate for no value, subject to the Grace Period provision. During the No-Lapse Guarantee Period shown in Section 1, the Policy will not terminate by reason of insufficient value if the Policy satisfies the minimum premium test as described herein. The No-Lapse Guarantee Period begins on the Policy Date shown in Section 1. During the No-Lapse guarantee period the Account Value will never be less than zero. Any Monthly Deductions unpaid during the No-Lapse Guarantee Period will not be payable at the end of the No-Lapse Guarantee Period.

DBVUL-2001 Page 17NY

Minimum Premium Test

The Policy satisfies the minimum premium test if the Premiums paid less any Partial Withdrawals and less any Policy Debt exceed the sum of the Minimum Monthly Premiums which applied to the Policy in each Policy Month from the Policy Date to the Valuation Date on which the test is applied.

The Minimum Monthly Premium applicable to the Policy is shown in Section 1. The Minimum Monthly Premium may be revised as a result of any of the following changes to the Policy:

a change in the Specified Face Amount;

a change in the Supplemental Insurance Amount;

a change in supplemental benefits.

The revised Minimum Monthly Premium will be effective as of the effective date of the change to the Policy triggering the revision and will remain in effect until again revised by any of the above changes.

Grace Period

If, on a Valuation Date, the Policy will terminate by reason of insufficient value, We will allow a grace period. This grace period will allow 61 days from that Valuation Date for the payment of a Premium sufficient to keep the Policy in force for three months. Notice of Premium due will be mailed to Your last known address and the last known address of any assignee of record within 30 days after that Valuation Date. We will assume that Your last known address is the address shown on the Application (or notice of Assignment), unless We receive notice of a change in address in a form satisfactory to Us. If the Premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period. The Policy will continue to remain in force during the grace period.

If the Policy Proceeds become payable during the grace period, then any overdue Monthly Cost of Insurance, Monthly Mortality and Expense Risk Charge, and Monthly Expense Charge will be deducted from the amount We pay.

Splitting Units

We reserve the right to split or combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

DBVUL-2001 Page 18NY

10. POLICY BENEFITS

Benefits at Death

The Policy Proceeds will be paid in a lump sum as they become due upon the death of the Insured, in accordance with Section 8. We will make payment when We receive Due Proof of that death. Payment will include interest on the Policy Proceeds at the rate required by applicable law from the date of death until the date of payment.

Cash Surrender Value

You may surrender the Policy for its Cash Surrender Value at any time. The Cash Surrender Value is the Account Value decreased by any surrender charges and by the balance of any Policy Debt. We will determine the Cash Surrender Value at the end of the first Valuation Date after We receive Your written request for surrender.

Surrender Charges

If this Policy is surrendered for its Cash Surrender Value, a surrender charge will be applied to the initial Specified Face Amount and to each increase in the Specified Face Amount, except that a surrender charge will not be applied to an increase in the Specified Face Amount resulting from a change in the death benefit option. The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charges for the initial Specified Face Amount and each increase in the Specified Face Amount are shown in the current Section 1.

Surrender Charge on Decrease in Specified Face Amount

A surrender charge will be deducted from the Account Value for each decrease in the Specified Face Amount, except for a decrease in the Specified Face Amount resulting from a change of death benefit option or from a Partial Withdrawal. A surrender charge will be determined for the initial Specified Face Amount and for each increase in the Specified Face Amount. These surrender charges will be applied in the following order:

  first, to the most recent increase;
  second, to the next most recent increases, in reverse chronological order; and
  finally, to the initial Specified Face Amount.

The amounts of the surrender charges applied will be equal to the surrender charges shown in the current Section 1 for the Policy Year in which the decrease is made multiplied by (a) over (b), where: (a) is the decrease in the initial Specified Face Amount or any subsequent increase in the Specified Face Amount; and (b) is the initial Specified Face Amount or any subsequent increase in the Specified Face Amount immediately prior to the decrease. Future surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount will be reduced by the surrender charges applied because of the decrease in the initial Specified Face Amount or any subsequent increases in the Specified Face Amount. We will send You a current table of revised surrender charges reflecting the decrease in the initial Specified Face Amount or any subsequent increases in the Specified Face Amount.

The surrender charge will be deducted from the Account Value. You may allocate the surrender charge applied among the Sub-Accounts pursuant to a request to Our Principal Office. If You do not specify the allocation, then the surrender charge will be allocated among the Sub-Accounts in proportion to the amounts in the Sub-Accounts in excess of the Policy Debt.

Partial Withdrawal

You may make a Partial Withdrawal of the Policy once each Policy Year after the first Policy Year by written request to Us. The amount of any Partial Withdrawal must be at least $500. During Policy Years two through ten, the maximum amount of each Partial Withdrawal is 20% of the Cash Surrender Value at the end of the first Valuation Date after We receive Your request. After the tenth Policy Year, the maximum amount of any Partial Withdrawal is the Cash Surrender Value. If the Policy's death benefit option is option A, the Specified Face Amount or the SIA will be decreased by the amount of the Partial Withdrawal. The decrease in Specified Face Amount/SIA will be applied to the initial Specified Face Amount/SIA and to each increase in Specified Face Amount/SIA in the following order:

  first, to the most recent increase;
  second, to the next most recent increases, in reverse chronological order; and
  finally, to the initial SIA and then to the initial Specified Face Amount.

DBVUL-2001 Page 19NY

The Specified Face Amount remaining in force after the Partial Withdrawal must be no lower than the minimum Specified Face Amount shown in Section 1.

We will effect a Partial Withdrawal at the end of the first Valuation Date after We receive Your written request for withdrawal.

Allocation of Partial Withdrawal

You may allocate the Partial Withdrawal among the Sub-Accounts. If You do not specify the allocation, then the Partial Withdrawal will be allocated among the Sub-Accounts in proportion to the amounts in the Sub-Accounts in excess of the Policy Debt.

Policy Loan

You may request a Policy loan of up to 90% of the Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the Policy loan is made. You may allocate the Policy loan among the Sub-Accounts. If You do not specify the allocation, then the Policy loan will be allocated among the Sub-Accounts in proportion to the amounts in the Variable Sub-Accounts and the Fixed Account in excess of the Policy Debt. Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.

Interest on the Policy Debt will accrue daily at the Policy loan interest rate specified in Section 1. This interest shall be due and payable to Us in arrears on each Policy Anniversary. Any unpaid interest will be added to the principal amount of the Policy loan. When the Policy Debt exceeds the Cash Value, the Policy will terminate without value, in accordance with the Insufficient Value and Grace Period provisions of Section 9.

All funds We receive from You will be credited to the Policy as Premium unless We have received written notice, in a form satisfactory to Us, that the funds are for loan repayment. Loan repayments will first reduce the outstanding balance of the Policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any Policy loan at any time.

Deferral of Payment

We will usually pay any amount due within seven days after the Valuation Date following Our receipt of written notice in a form satisfactory to Us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment of any amount payable from the Variable Account on death, surrender, Partial Withdrawal, or Policy loan may be postponed whenever:

the New York Stock Exchange ("NYSE") is closed (except for normal holiday closing), or the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

We reserve the right to defer payment of any portion of the Cash Surrender Value, Policy loan, or Partial Withdrawal payable from the Fixed Account for a period not exceeding six months from the date We receive Your request.

We will not postpone or defer any payment that is to be used to pay premiums. If payment of any portion of the Cash Surrender Value or Policy loan is deferred for more than ten business days, We will add to that payment interest at the rate required by applicable law.

Termination

The Policy terminates on the earlier of the date We receive Your request to surrender it for the Cash Surrender Value, the expiration date of the grace period without Our receipt of Premium due, or the date of death of the Insured.

DBVUL-2001 Page 20NY

Reinstatement

Prior to the death of the Insured, the Policy may be reinstated provided the Policy has not been surrendered for the Cash Surrender Value, and provided that:

You make Your reinstatement request within three years from the Policy termination date;

You submit satisfactory evidence of the Insured's insurability to Us;

You pay an amount sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is not less than:

  the Monthly Deductions which were overdue at the end of the grace period; plus any excess of the Policy Debt over the Cash Value at the end of the grace period; plus three times the Monthly Cost of Insurance deductions applicable at the date of reinstatement; plus three times the Monthly Expense Charge.

During the No-Lapse Guarantee Period shown in Section 1, however, an amount sufficient to put the Policy in force may not in itself be an amount sufficient to make the Policy satisfy the minimum premium test. If this situation occurs, in addition to the amount described above as sufficient to put the Policy in force, Premium payment of an amount sufficient to make the Policy meet the minimum premium test will be necessary to restore the no-lapse protection described in the Insufficient Value provision in Section 8. Conversely, however, during the No-Lapse Guarantee Period shown in Section 1, an amount that causes the Policy to satisfy the minimum premium test is in itself an amount sufficient to put the Policy in force.

The Specified Face Amount and the SIA of the reinstated Policy cannot exceed the Specified Face Amount and the SIA at the time of termination. The Account Value on the Policy reinstatement date will reflect:

  the Account Value at the time of termination; plus
  the Net Premium attributable to Premiums paid to reinstate the Policy; less the Monthly Deductions which were overdue at the end of the grace period; less any excess of the Policy Debt over the Cash Value at the end of the grace period; less the Monthly Expense Charge; less
  the Monthly Mortality and Expense Risk Charge; less
  the Monthly Cost of Insurance deduction applicable on the date of reinstatement.

The effective date of reinstatement will be the Monthly Anniversary Date that falls on or next follows the date We approve Your request.

Any Policy Debt at the time of termination must be repaid upon the reinstatement of the Policy or carried over to the reinstated Policy.

If the Policy was subject to surrender charges when it lapsed, the reinstated Policy will be subject to surrender charges as if the Policy had not terminated.

Any unexpired portion of the No-Lapse Guarantee Period as of the date of lapse will be reinstated when the Policy is reinstated.

DBVUL-2001 Page 21NY

SUN LIFE INSURANCE AND ANNUITY COMPANY

OF NEW YORK

Futurity Protector II, a Flexible Premium Variable Universal Life Insurance Policy

To the extent any benefit, payment, value or duration of coverage under the Policy (including the Account Value and the death benefit) is based on the investment experience of the Variable Account, such benefit, payment, value or duration may increase or decrease in accordance with the investment experience of the Variable Account and is not guaranteed as to fixed dollar amount or length of duration.

Upon receipt of Due Proof, the Policy Proceeds are payable at the death of the Insured and while the Policy is in force.

The Policy does not participate in dividends.

Flexible premiums are payable for the Policy.

DBVUL-2001 02/01 SLPC 6592